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EXHIBIT    20.1




CONTACT:   James Walker                                  FOR IMMEDIATE RELEASE
           Global Village Communication, Inc.
           (408) 523-2400
           jwalker@globalvillage.com


             GLOBAL VILLAGE ANTICIPATES NET LOSS IN CURRENT QUARTER


         SUNNYVALE, Calif., May 22, 1996 -- Global Village Communication, Inc. (NASDAQ:GVIL) today announced that its current quarter is being adversely impacted by Apple Computer's recently announced repair program for Macintosh PowerBook 5300 and 190 models. The company expects that Apple's actions will result in a significant revenue decline from the prior quarter and in a loss for the quarter.

         The Global Village products being impacted by Apple's repair program are the PowerPort PC cards, which produced $16 million in the last quarter, ended March 31, 1996, and are expected to produce minimal revenue in the current quarter.

         Global Village expects to fully report its first-quarter 1997 operating results on July 16, 1996.

         Global Village is a leading supplier of integrated communication solutions for personal computer users.

         Portions of this news release contain forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, announcements by the company's customers and competitors, products returns, risks related to delays in product development and new product introductions, rapidly changing technology, an intensely competitive market, market acceptance of new products, foreign operations, and general economic conditions. Each of these factors, and others, are discussed more fully in the company's last filed Form 10-K, Form 10-Q in February 1996, and the company's other filings with the Securities and Exchange Commission.





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